EXHIBIT 99.1

News Release

For Immediate Release	Date: January 20, 2025
25-2-TR

Teck Announces 2024 Production and 2025 Guidance Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided select unaudited fourth quarter 2024 production and sales volumes, annual production volumes for 2024, as well as operational and capital guidance for 2025 and production guidance for 2026 to 2028.

Our fourth quarter 2024 financial results are scheduled for release on February 20, 2025.

Overview of 2024

Teck underwent a significant portfolio transformation in 2024, repositioning itself as a pure-play energy transition metals business focused on Copper and Zinc.

During 2024, we completed the sale of 23% of the steelmaking coal business, EVR, to Nippon Steel Corporation and POSCO for upfront proceeds of US$1.3 billion and the remaining 77% of EVR to Glencore for proceeds of US$7.3 billion. Upon closing of the transactions, we announced our intention to allocate the transaction proceeds consistent with our Capital Allocation Framework. This included total cash returns to shareholders of $3.5 billion, a debt reduction program of up to $2.75 billion, approximately $1.0 billion for final taxes and transaction costs and cash retained for our value accretive copper projects. Given the completion of the sale of EVR on July 11, 2024, we have removed steelmaking coal business unit information from our 2024 production results in this guidance update.

In 2024, we executed $1.25 billion of our authorized share buyback program of $3.25 billion. We also reduced our debt by US$1.6 billion through a bond tender offer for our public notes in July and other debt repayments in the second half of 2024.

We continued to advance our value accretive copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. We have a pathway to grow copper production to approximately 800,000 tonnes per year before the end of the decade, with planned attributable post-sanction project capital expenditures of between US$3.2 to $3.9 billion to develop four key near-term copper projects:

•	Quebrada Blanca (QB) optimization and debottlenecking (Teck 60% owner, Chile) – low capital intensity option to potentially increase throughput at QB by a further 15-25% (US$100-200 million estimated attributable capital cost).

•	Highland Valley Copper Mine Life Extension (Teck 100% owner, Canada) – lower complexity brownfield project extending the life of Canada’s largest copper mine to mid-2040s. Estimated life-of-mine copper production of 137,000 tonnes per annum post-2024 (US$1.3-1.4 billion estimated attributable capital).

1	Teck Resources Limited 2024 Production and 2025 Guidance Update

•	Zafranal Project (Teck 80% owner, Peru) – long life, competitive capital cost and lower complexity copper-gold project, SEIA approval received and positioned for a potential sanction decision in H2 2025. Estimated copper production of 126,000 tonnes per annum over the first five years with substantial gold by-product credits (US$1.5-1.8 billion estimated attributable capital).

•	San Nicolás Project (Teck 50% owner, Mexico) – low capital intensity, lower complexity copper-zinc project in well-established mining jurisdiction in partnership with Agnico Eagle Mines. Estimated production (on 100% basis) of 63,000 tonnes per annum of copper and 147,000 tonnes per annum of zinc in the first five years. Feasibility study and execution strategy are progressing towards a potential sanction decision in H2 2025 (Teck estimated funding requirement US$0.3-0.5 billion).

2024 Production Results

The table below shows a summary of Teck’s share of unaudited production and sales of principal products for the fourth quarter of 2024, and 2024 annual production as compared to our previously disclosed guidance as of October 23, 2024.

2024 annual copper production of 446,000 tonnes increased by 50% compared to the prior year primarily due to the ramp-up of QB, which achieved design throughput rates by the end of the year. Record quarterly copper production of 122,100 tonnes in Q4, increased by 19% compared to the same period in 2023, with QB contributing 60,700 tonnes. Copper sales volumes from QB of 66,400 tonnes were higher than production volumes in the fourth quarter as inventory levels decreased.

2024 annual zinc in concentrate production of 615,900 tonnes decreased by 4% compared to the prior year, as anticipated in our mine plan, primarily due to a higher proportion of copper-only ore relative to copper-zinc ore at Antamina. This was largely offset by an increase of 3% in annual production at Red Dog, with 555,600 tonnes produced.

2024 annual refined zinc production of 256,000 tonnes was 4% lower than the prior year, as a result of a localized fire in the electrolytic zinc plant at Trail on September 24, 2024, which impacted production in the fourth quarter, as previously disclosed.

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	Q4 2024		2024	2024 Guidance[1]
(Units in 000’s tonnes)	Production	Sales	Production	Production
Copper
Quebrada Blanca	60.7	66.4	207.8	200 – 210
Highland Valley Copper	27.1	24.2	102.4	97 – 105
Antamina (22.5%)	21.1	23.0	96.1	85 – 95
Carmen de Andacollo	13.2	11.3	39.7	38 – 45
	122.1	124.9	446.0	420 – 455

Zinc
Red Dog	128.4	184.0	555.6	520 –570
Antamina (22.5%)	18.0	20.0	60.3	45 – 60
	146.4	204.0	615.9	565 – 630

Refined zinc
Trail Operations	62.1	61.1	256.0	240 – 250

Note:

1.	Guidance as of October 23, 2024.

Guidance

Our production, unit cost and capital expenditure guidance for 2025, and annual production guidance for 2026-2028 are outlined in the tables below. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shut-downs and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Our disclosed guidance ranges for capital expenditures do not include post-sanction capital expenditures for the unsanctioned near-term growth projects, noted above. Our disclosed production guidance ranges also do not include the production associated with these unsanctioned projects. Guidance will be updated at the time a sanction decision is made.

We remain highly focused on managing our controllable operating expenditures. Our underlying key mining drivers such as strip ratios and haul distances remain relatively stable. Inflation on key input costs, including the cost of certain key supplies and mining equipment, labour and contractors, and changing diesel prices, are included in our 2025 annual capital expenditure, capitalized stripping and unit cost guidance. Our unit cost guidance for 2025 reflects actions taken across our operations to reduce costs, embedding our management operating system across our operations to improve consistency and efficiency.

As a result of structural cost reductions across our business, we expect our 2025 general and administration and research and innovation costs to decrease by approximately 15% and 35%, respectively, compared to 2024. This excludes investment in the implementation of a new enterprise resource planning (ERP) system across the company, which we expect to commence in 2025. This will be a multi-year program and capital costs associated with this investment for the first year are included in our 2025 guidance, outlined below. Certain costs associated with the ERP implementation will be expensed.

Based on our current elevated cash and cash equivalents balance resulting from the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

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Production Guidance

The table below shows Teck’s share of unaudited production of our principal products in 2024 and our guidance for 2025 and the next three years.

(Units in 000’s of tonnes)	2024	2025	2026	2027	2028
	Actual	Guidance	Guidance	Guidance	Guidance
Principal products
Copper
Quebrada Blanca	207.8	230 – 270	280 – 310	280 – 310	270 – 300
Highland Valley Copper	102.4	135 – 150	130 – 150	120 – 140	70 – 90
Antamina (22.5%)	96.1	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	39.7	45 – 55	45 – 55	45 – 55	35 – 45
	446.0	490 – 565	550 – 620	530 – 600	455 – 525

Zinc
Red Dog	555.6	430 – 470	410 – 460	365 – 400	290 – 320
Antamina (22.5%)	60.3	95 – 105	55 – 65	35 – 45	45 – 55
	615.9	525 – 575	465 – 525	400 – 445	335 – 375
Refined zinc
Trail Operations	256.0	190 – 230	260 – 300	260 – 300	260 – 300

Other products
Lead
Red Dog	109.1	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum
Quebrada Blanca	0.6	3.0 – 4.5	6.4 – 7.6	7.0 – 8.0	6.0 – 7.0
Highland Valley Copper	0.9	1.6 – 2.1	2.3 – 2.8	2.7 – 3.2	1.8 – 2.4
Antamina (22.5%)	1.8	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	5.1 – 7.4	9.4 – 11.4	10.6 – 12.4	8.2 – 10.0

Sales Guidance

The table below shows our sales guidance for the first quarter of 2025 for zinc in concentrate sales at Red Dog.

	Q1 2024	Q1 2025
	Actual	Guidance
Zinc (000’s tonnes)[1]
Red Dog	85	75 – 90

Note:

1.	Metal contained in concentrate.

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Unit Cost Guidance

	2024	2025
	Guidance	Guidance
Copper[1]
Total cash unit costs[4] (US$/lb)	2.30 – 2.50	2.05 – 2.35
Net cash unit costs3 4 (US$/lb)	1.90 – 2.30	1.65 – 1.95

Zinc[2]
Total cash unit costs[4] (US$/lb)	0.65 – 0.75	0.65 – 0.75
Net cash unit costs3 4 (US$/lb)	0.45 – 0.55	0.45 – 0.55

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$30 per ounce, a gold price of US$2,400 per ounce, a Canadian/U.S. dollar exchange rate of $1.40 and a Chilean Peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.95 per pound, a silver price of US$30 per ounce and a Canadian/U.S. dollar exchange rate of $1.40. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Copper

Total copper production in 2025 is expected to increase to between 490,000 and 565,000 tonnes compared to 446,000 tonnes produced in 2024.

Through Q4 2024, QB achieved design throughput rates, saw an improvement in recoveries, and coupled with an increase in grade, resulted in a record quarterly production. This resulted in total production in 2024 of 207,800 tonnes. Our 2025 annual QB production is expected to increase to between 230,000 to 270,000 tonnes, which is 10,000 tonnes lower than our previously disclosed guidance. We had scheduled planned maintenance in January 2025 for minor modifications; however, we extended the scheduled shutdown to conduct maintenance and reliability work, and complete additional tailings lifts as part of the operational ramp up. As a result, production was halted for approximately half of January and is expected to recommence this week. We have adjusted our guidance range to account for the additional downtime. As previously noted, although we expect an overall increase in ore grades in 2025 over 2024, we expect to mine in lower grade areas in the first quarter of 2025, in line with the scheduled mine plan. Our previously disclosed production guidance for 2026-2027 remains unchanged at 280,000 to 310,000 tonnes. Annual production for 2028 is expected to be between 270,000 to 300,000 tonnes, in line with expected grade variation in the mine plan. The QB debottlenecking project, outlined above, could lead to a further increase in throughput by 10-15%, with associated production increases dependent on ore feed grade and recoveries. The results of the QB debottlenecking project are not reflected in our disclosed production guidance ranges.

Highland Valley Copper production is expected to increase significantly in 2025 as mining continues in the Lornex pit, releasing ore which is both higher grade (more metal) and softer (higher mill throughput). These factors combined will more than offset expected lower recovery rates associated with the Lornex ore. Our expected recovery rates have been adjusted, and as a result, our 2025 annual production is expected to be between 135,000 and 150,000 tonnes. Our previously disclosed 2026 and 2027 annual production guidance is unchanged, and our 2028 annual production guidance is expected to be between 70,000 and 90,000 tonnes. Our disclosed production guidance does not include HVC MLE, which could be sanctioned in 2025. As a result, our 2028 annual production

5	Teck Resources Limited 2024 Production and 2025 Guidance Update

guidance reflects production at the end of mine life of HVC. If the project is sanctioned, production guidance would be updated at that time.

Our share (22.5%) of copper production at Antamina will remain relatively stable over the next few years and our previously disclosed annual production guidance for 2025 and 2027 is unchanged, with a slight increase to annual production guidance in 2026. Annual production guidance for 2028 is outlined in the table above.

Carmen de Andacollo continues to operate in extreme drought conditions. In 2024, risk mitigation plans to increase water availability through increased well field capacity were implemented, enabling mill throughput rates consistent with our mine plan through the second half of 2024. However, ongoing drought conditions remain a risk to production, which is reflected in our annual production guidance for 2025 to 2028.

Our 2025 copper net cash unit costs, including QB, are expected to be between US$1.65–$1.95 per pound, a significant reduction from our 2024 net cash unit cost guidance of US$1.90–$2.30 per pound, reflecting strong cost discipline across our operations. We expect a reduction in our operating expenses across our copper business unit compared to 2024 as QB operations stabilize and we embed our management operating system across our operations, with a focus on efficiency and cost optimization. The improvement in our 2025 copper net cash unit costs1 compared to 2024 guidance reflects reduced operating costs across our business, an increase in copper production, lower copper treatment and refining charges and higher by-product credits, which are largely driven by an increase in molybdenum production at QB and Highland Valley Copper.

In 2025, QB net cash unit costs1 are expected to be between US$1.80–$2.15 per pound, a significant reduction from our 2024 QB net cash unit cost1 guidance of US$2.25–$2.55 per pound. The improvement in QB net cash unit costs1 is primarily due to an increase in copper production and higher molybdenum by-product credits, but also reflects completion of ramp-up and the expected stabilization of QB operations through 2025.

Zinc

Total zinc in concentrate production in 2025 is expected to be between 525,000 and 575,000 tonnes, compared to 615,900 tonnes in 2024. Production in each of the next three years is expected to decrease primarily due to declining grades at Red Dog.

Red Dog is expected to produce between 430,000 and 470,000 tonnes of zinc in 2025, compared to 555,600 tonnes in 2024, primarily due to a decline in zinc grades. We are currently mining in two pits, Aqqaluk and Qanaiyaq, with the latter to be depleted midway through 2025 as per the mine plan. As the Qanaiyaq pit nears the end of life, we have seen an increase in ore tonnes in Qanaiyaq, but at lower average zinc grades compared to what was previously expected, leading to a decrease in our 2025 annual zinc production guidance. Our previously disclosed 2026 and 2027 annual production guidance is unchanged and 2028 annual production guidance reflects declining zinc grades as the Aqqaluk pit nears the end of mine life. We are advancing studies to extend the life of the operation, having commenced construction of an all-season access road to more efficiently drill the nearby Anarraaq and Aktigiruq deposits, which are critical to the extension of the mine life of Red Dog.

Our share (22.5%) of zinc production at Antamina is expected to be between 95,000 and 105,000 tonnes in 2025, consistent with our previously disclosed guidance. Based on Antamina’s mine plan, 2025 is expected to see a higher proportion of copper-zinc ore relative to copper-only ore compared to 2024. Annual zinc production between 2026 and 2028 is expected to be lower than 2025, as we expect more copper-only ore relative to copper-zinc ore, consistent with the mine plan.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

6	Teck Resources Limited 2024 Production and 2025 Guidance Update

Refined zinc production at our Trail Operations is expected to be between 190,000 and 230,000 tonnes in 2025, compared to 256,000 tonnes in 2024. To maximize value from our Trail Operations, in light of the current tightness in the zinc concentrate market and aligned with our focus on improving its profitability and cash generation, we expect to reduce our zinc production at Trail in 2025, as reflected in our 2025 annual production guidance. We will continue to operate Trail, albeit at lower production rates, and remain focused on implementing a range of initiatives to further improve cash generation. The repair of one of the four sections of the electrolytic plant impacted by a fire in the third quarter of 2024 continues to progress and is expected to be completed by the end of the first quarter of 2025. Our annual 2025 production guidance does not require usage of all sections of the electrolytic plant. Our annual production guidance of 260,000 to 300,000 tonnes for 2026–2028 assumes a return to full production levels, consistent with the capacity of our Trail Operations, subject to market conditions and optimizing for value and financial outcomes.

Our 2025 zinc net cash unit costs1 are expected to be US$0.45 –$0.55 per pound, consistent with our 2024 annual guidance, despite a reduction in annual zinc in concentrate production expected in 2025. Our 2025 zinc net cash unit costs1 are expected to remain consistent year over year despite lower zinc production. The decrease in zinc production is offset by lower zinc treatment charges, higher by-product credits, and continued focus on efficiency and cost optimization.

Capital Expenditure Guidance

Our 2025 capital expenditures are expected to decrease from our 2024 guidance levels following completion of construction of the QB2 project in 2024. This decrease is expected to be partially offset by capital expenditures to progress our near-term copper growth strategy. The capital required for our near-term growth projects, noted above, is dependent on the timing of permit approvals and completion of studies and detailed engineering work prior to potential sanction decisions. Post-sanction expenditures are not included in our capital expenditure guidance below for 2025 and our share of estimated post-sanction total attributable capital for these projects is noted above.

Our 2025 sustaining capital and capitalized stripping expenditures are expected to be between $1.0–$1.2 billion, in line with our previously disclosed guidance for our current portfolio of operating assets. Sustaining capital expenditure in 2025 is expected to be between $750–$845 million, of which $600–670 million relates to our copper business and $150–175 million relates to our zinc business. Capitalized stripping costs in 2025 are expected to be between $260–300 million.

Our 2025 growth capital expenditure guidance for copper primarily relates to our near-term copper growth projects – HVC MLE, Zafranal and San Nicolás – and is focused on completing feasibility studies, and advancing detailed engineering work, project execution planning, and permitting. The advancement of engineering and execution planning for these projects through 2025 is expected to increase our growth capital expenditures, excluding QB, compared to 2024. In addition, we will work towards operational optimization at QB, which will inform our low capital-intensity debottlenecking project at QB. Growth capital expenditure guidance for 2025 does not include post-sanction project capital, which would be disclosed at the time of sanctioning. We also expect to continue to progress our medium to long-term portfolio options with prudent investments to advance the path to value.

Our 2025 growth capital expenditure guidance for zinc primarily relates to the construction of an all-season access road at Red Dog to more efficiently drill the Anarraaq and Aktigiruq deposits, thus progressing the potential for mine life extension.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

7	Teck Resources Limited 2024 Production and 2025 Guidance Update

The table below shows our capital expenditure guidance for 2024 and 2025.

	2024	2025
(Teck’s share in CAD$ millions)	Guidance	Guidance
Sustaining
Copper	495 – 550	600 – 670
Zinc	190 – 210	150 – 175
	685 – 760	750 – 845

Growth
Copper[1]	1,100 – 1,360	740 – 830
Zinc	100 – 130	135 – 150
	1,200 – 1,490	875 – 980

Total
Copper	1,595 – 1,910	1,340 – 1,500
Zinc	290 – 340	285 – 325
Corporate	30 – 40	25 – 40
ERP[2]		80 – 100
Total before partner contributions	1,915 – 2,290	1,730 – 1,965
Estimated partner contributions to capital expenditures	(270) – (340)	(150) – (170)
Total, net of partner contributions	1,645 – 1,950	1,580 – 1,795

Notes:

1.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth capital guidance includes QB2 project capital costs of $700–$900 million.
2.	ERP spending reflects expected 2025 capital investment only.

Capitalized Stripping

	2024	2025
(Teck’s share in CAD$ millions)	Guidance	Guidance
Copper	255 – 280	195 – 225
Zinc	65 – 75	65 – 75
	320 – 355	260 – 300

8	Teck Resources Limited 2024 Production and 2025 Guidance Update

Use of Non-GAAP Financial Measures and Ratios

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards. For more information on our use of non-GAAP financial measures and ratios, see the section titled “Use of Non-GAAP Financial Measures and Ratios” in our most recent Management Discussion Analysis, which is available on SEDAR+ (www.sedarplus.ca). Additional information on certain non-GAAP ratios is below.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by

9	Teck Resources Limited 2024 Production and 2025 Guidance Update

payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: all guidance appearing in this document including, but not limited to, the production, sales, costs, unit costs, capital expenditures, transportation costs, cost reduction and other guidance under the heading “Guidance” and elsewhere in this news release; our expectations regarding inflationary pressures and increased key input costs, including mining equipment labour and energy costs; our production, capital and operating expectations through 2028 at our QB, Highland Valley Copper, Antamina, Carmen de Andacollo, Red Dog and Trail operations; expectations for our QB project, including the timing of completion of ramp-up and the length and occurrence of additional production shut-downs; expectations for the potential pathway to grow copper production to approximately 800,000 tonnes per year before the end of the decade; expectations with respect to development of our near term growth projects, including capital, production and operating expectations for QB optimization and debottlenecking, Highland Valley Copper Mine Life Extension, Zafranal, San Nicolás, and Red Dog, including with respect to timing and occurrence of sanction decisions, growth capital expenditure, and related work advancing feasibility studies, detailed engineering work, execution planning, permitting, and construction, as applicable; our expectations with respect to efforts to manage controllable operating expenditures and effect structural cost reductions; and expectations related to the repair of the electrolytic plant at Trail operations.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments, including the imposition of tariffs or other trade restrictions, and the outcome of legal proceedings and permitting processes; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, and our other metals and minerals, as well as oil, natural gas and other petroleum products; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; the timing of the receipt of permits, licenses, leases and other regulatory and governmental approvals for our development projects and other operations, including mine life extensions; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations at an acceptable cost or at all; credit market conditions and conditions

10	Teck Resources Limited 2024 Production and 2025 Guidance Update

in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral reserve and resource estimates and mine plans (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding QB operations and the QB2 project include current ramp-up assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to operations or provision of goods and services as anticipated. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is sanctioned, constructed, commissioned, and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding continued operation in line with current expectations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, or social unrest, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments, including the imposition of tariffs or other trade restrictions, and the outcome of legal proceedings and permitting processes; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of permits, licenses and leases or other government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions, social unrest, or unanticipated events related to health, safety and environmental matters); union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to advance or construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; any resurgence of COVID-19 and related mitigation protocols; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be

11	Teck Resources Limited 2024 Production and 2025 Guidance Update

adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. QB production and sales guidance, costs, and capital expenditures are dependent on, among other matters, our continued ability to advance progress on remaining ramp-up activities as currently anticipated. Red Dog and QB production may also be impacted by water levels at site and our ability to manage those water levels through tailing storage facilities or otherwise. Unit costs in our copper business unit are impacted by higher profitability, which can cause higher profit-based compensation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

12	Teck Resources Limited 2024 Production and 2025 Guidance Update